Pioneer Commercial Funding Corp.
                        One Rockefeller Plaza, Suite 2412
                                New York, NY 1002




                                                October 30, 2001

US Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549


         Re:      Pioneer Commercial Funding Corp.
                  Registration Statement on Form S-3
                  Filed on September 21, 2001
                  File No.: 333-69794


Gentlemen:


Please consider this letter a formal request to withdrawal the above-referenced registration statement pursuant to Section 477 of the Securities Act of 1933 (the "Act"). Our decision to withdrawal the Registration Statement is based on the Commission's determination to classify Pioneer Commercial Funding Corp. ("Pioneer") as a "blank check company" as defined in Rule 419 of the Act, and, as a result, the impracticability of complying with such rule.

Please be advised that no securities have been sold in connection with this offering. Please also be advised that Pioneer may undertake a subsequent private offering in reliance of Rule 155(c) of the Act.



                                              Very truly yours,



                                             M. Albert Nissim, President